Exhibit 99.1

IMRIS Reports Fourth Quarter and Annual 2014 Financial Results

•	New order bookings of $4.7 million in fourth quarter resulted in ending backlog of $116.4 million;
•	New order bookings totaled $51.4 million in 2014, up 55.8 percent versus $33 million in 2013;
•	Quarterly revenues of $9.6 million were near IMRIS' expectations, resulting in full-year revenues of $28.9 million;
•	Gross margin reached 41.1 percent in the fourth quarter;
•	Net loss in the fourth quarter improved to $6.8 million from $21.6 million a year earlier;
•	Submitted 510(k) application to FDA for SYMBIS Surgical System;
•	Completed $3.0 million financing to provide growth capital and obtained covenant waiver;
•	2015 full-year outlook provided.

MINNEAPOLIS, March 4, 2015 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported financial results for the fourth quarter and full year ended December 31, 2014. All figures are reported in U.S. dollars. The Company's net loss in the 2014 fourth quarter was $6.8 million, or $0.13 per diluted share, on net revenues of $9.6 million. In the prior-year quarter, IMRIS reported a net loss of $21.6 million, or $0.42 per diluted share, on net revenues of $10.0 million. New order bookings were $4.7 million in the quarter resulting in a backlog of $116.4 million.

Commented Jay D. Miller, President and Chief Executive Officer of IMRIS: "In the fourth quarter, revenues were near our expectations, and our gross margins and net loss significantly improved. We remain on track to make further gains in each of these areas. We ended the year with a near-record backlog that positions us well for growth in 2015."

Miller added: "We achieved our goal to submit a 510(k) application of our robotic SYMBIS Surgical System in November and successfully completed a round of financing. Importantly, after year end, we announced a collaboration with Siemens Healthcare to integrate our VISIUS Surgical Theatre with intraoperative MRI into operating suites that Siemens recently sold to Sahlgrenska University Hospital in Sweden. We are pleased to closely partner with Siemens to bring advanced imaging to the operating room."

Fourth-Quarter Operating Review
Revenue for the 2014 fourth quarter was $9.6 million compared with $10.0 million in the same period of 2013, due to the timing of VISIUS Surgical Theatre systems' installation and delivery.

Gross profit for the 2014 fourth quarter was $3.9 million compared with $2.8 million in the same period last year. Gross profit as a percentage of sales in the 2014 fourth quarter was 41.1 percent compared with 27.7 percent in the same period last year. Total gross profit as a percentage of sales in 2013 was negatively impacted by additional costs for the initial installations of the first VISIUS iCT deliveries and other clinical beta sites for certain research projects.

Operating expenses for the 2014 fourth quarter declined to $8.2 million from $22.6 million in the 2013 fourth quarter, partially due to improved operating efficiencies following completion of the Company's relocation to Minnesota and related expenses. Operating expenses for the 2013 fourth quarter were affected by a non-cash research and development charge of $8.3 million related to the completion of a collaborative arrangement, along with one-time costs of $3.5 million related to the relocation.

Foreign exchange expense for the 2014 fourth quarter was $0.8 million compared with $0.6 million in the 2013 fourth quarter, due to a strengthening U.S. dollar against IMRIS' foreign denominated monetary assets. Other expense for the 2014 fourth quarter included interest expense of $0.6 million, debt discount amortization of $0.4 million and debt issuance cost amortization of $0.1 million, as well as other net interest expense and banking fees.

IMRIS' net loss for the 2014 fourth quarter narrowed to $6.8 million, or $0.13 per diluted share, compared with a loss of $21.6 million, or $0.42 per diluted share, in the 2013 fourth quarter.

Adjusted EBITDA for the 2014 fourth quarter was negative $3.3 million, improved from negative $18.8 million in the same period last year. Adjusted EBITDA for the 2014 fourth quarter primarily reflects lower operating expenses. (See Table Four)

Backlog1

During the 2014 fourth quarter, IMRIS received $4.7 million in new orders and converted $9.6 million of backlog into revenues. The change in the U.S. dollar versus the orders denominated in foreign currencies in backlog resulted in a decrease of $2.7 million in the value of the backlog. In the fourth quarter of 2014 one order in backlog was not proceeding at a rate consistent with our expectations. As a result, we have removed this order, valued at approximately $3.2 million, from backlog. Backlog on December 31, 2014, totaled $116.4 million.

Liquidity
IMRIS completed a $3.0 million private placement offering in the 2014 fourth quarter. IMRIS intends to use the net proceeds for working capital and general corporate purposes, including commercialization activities of new products, research and development programs and working capital needs. The Company also obtained a covenant waiver on its debt facility until September 2015.

Cash at December 31, 2014, totaled $5.4 million and accounts receivable were $8.6 million. These funds, together with ongoing operating cash flow, will be used to fund the Company's working capital and overall operations.

2014 Annual Results
Revenue for the full year ended December 31, 2014, totaled $28.9 million compared with $46.0 million in 2013. Net loss in 2014 improved to $30.2 million compared with a net loss of $42.0 million in 2013. Net loss narrowed to $0.58 per diluted share compared with $0.83 per diluted share in 2013.

Gross profit in 2014 was $10.2 million compared with $15.7 million in 2013. Gross profit as a percentage of sales rose to 35.1 percent from 34.0 percent in 2013.

Operating expenses declined to $33.1 million from $55.0 million in 2013, chiefly stemming from lower research and development costs and relocation costs.  Foreign exchange expense was $2.2 million compared with $1.2 million in 2013, due to a strengthening U.S. dollar against the Company's foreign denominated monetary assets.

Full-year Adjusted EBITDA was negative $18.6 million compared with negative $33.9 million in 2013. The 2014 Adjusted EBITDA chiefly stems from lower operating expenses of $21.9 million.

Business Outlook
Commented Miller: "We are positioned to grow IMRIS' revenues in 2015, and our focus remains on improving new order bookings performance, converting qualified customer prospects to sales, and building our service revenues."

IMRIS' full-year 2015 revenues, comprised of systems, service, upgrades and disposables sales, are expected to be in the range of $40 million to $55 million. The Company anticipates its 2015 first quarter revenues will be in the range of $3.5 million to $4.5 million, with the strongest quarterly revenue following in the second half of 2015.

For the 2015 year, IMRIS anticipates a higher gross profit margin of approximately 42 percent to 45 percent. The expected increase is a result of the Company's multi-source sales strategy, growing services contribution that carry higher margins and completion of lower margin beta sites in prior years. IMRIS forecasts capital expenditures in 2015 to be approximately $2.5 million and operating expenses to be approximately $30 million to $32 million.

Conference Call
Management will host a conference call to discuss the Company's results at 9 a.m. ET, March 4, 2015. Following Management's presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-800-499-4035 and enter access code 6282071. To access the live audio webcast, please visit IMRIS' website at www.imris.com. A taped rebroadcast will be available to listeners following the call until 12 p.m. ET on March 12, 2015. To access the rebroadcast, please call 1-888-203-1112 and enter access code 6282071.

Description of Tables
Table One – Consolidated Balance Sheets (Unaudited)
Table Two – Consolidated Statements of Comprehensive Loss (Unaudited)
Table Three – Consolidated Statements of Cash Flows (Unaudited)
Table Four – Non-GAAP Measures, Adjusted EBITDA

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements
This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

_____________________________

[1]	New order bookings (or bookings) are customer orders for VISIUS Surgical Theatres, accessories, disposables and service contracts. Bookings have been confirmed with a purchase order or a deposit received, or are orders subject to the completion of formal documentation. Backlog is the unrecognized portion of revenues anticipated to be recorded from bookings.

Table One
IMRIS INC.
Consolidated Balance Sheets
Expressed in U.S. $000's except share and per share data
and except as otherwise indicated

(Unaudited)

	December 31,	December 31,
	2014	2013

Assets
Current assets
Cash	$5,002	$6,382
Restricted cash	371	7,500
Accounts receivable	8,564	13,979
Unbilled receivables	8,347	12,080
Inventory	9,130	10,005
Prepaid expenses and other	3,345	3,067
	34,759	53,013

Property, plant and equipment, net	14,311	14,038
Intangible assets, net	7,904	8,999
Goodwill	6,498	6,498
Other assets	2,012	3,013
Total assets	$65,484	$85,561

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	$12,774	$18,335
Deferred revenue	16,272	9,500
Current portion of long term debt	2,456	-
	31,502	27,835

Long term debt, net of discount	21,026	21,204
Other liabilities	945	1,501
	21,971	22,705

Total liabilities	53,473	50,540

Commitments and contingencies
Shareholders' equity	12,011	35,021
Total liabilities and shareholders' equity	$65,484	$85,561

Table Two
IMRIS INC.
Consolidated Statements of Comprehensive Loss
Expressed in U.S. $000's except share and per share data
and except as otherwise indicated

(Unaudited)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013

Revenue
Systems	$6,567	$7,132	$17,591	$36,459
Services	2,991	2,853	11,300	9,583
Total Revenue	9,558	9,985	28,891	46,042
Cost of sales and services	5,633	7,222	18,738	30,369
Gross profit (exclusive of depreciation and
amortization shown below)	3,925	2,763	10,153	15,673

Operating expenses
Administrative	1,841	4,803	7,130	12,326
Sales and marketing	1,623	2,905	7,129	9,986
Customer support and operations	2,197	3,048	9,213	11,357
Research and development	1,869	11,211	6,764	17,823
Depreciation and amortization	665	630	2,836	3,486
Total operating expenses	8,195	22,597	33,072	54,978

Operating loss	(4,270)	(19,834)	(22,919)	(39,305)

Other income (expense)
Gain (loss) on asset disposals	(2)	(120)	(196)	(120)
Foreign exchange	(842)	(557)	(2,232)	(1,208)
Interest and other	(1,358)	(992)	(4,577)	(1,223)
Total other income (expense)	(2,202)	(1,669)	(7,005)	(2,551)

Net loss before taxes	(6,472)	(21,503)	(29,924)	(41,856)

Income tax expense	374	112	242	144
Net loss	$(6,846)	$(21,615)	$(30,166)	$(42,000)

Other comprehensive income (loss)
Foreign currency translation adjustment	503	425	1,231	818

Other comprehensive income (loss)	$503	$425	$1,231	$818

Comprehensive loss for the year	$(6,343)	$(21,190)	$(28,935)	$(41,182)

Weighted average number of common shares outstanding	52,834,701	52,030,966	52,233,551	50,714,678

Basic and diluted loss per share	$(0.13)	$(0.42)	$(0.58)	$(0.83)

Table Three
IMRIS INC.
Consolidated Statements of Cash Flows
For the years ended December 31
Expressed in U.S. $000's except share and per share data
and except as otherwise indicated

(Unaudited)

	2014	2013

OPERATING ACTIVITIES
Net loss for the year	$(30,166)	$(42,000)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	2,836	3,486
Stock based compensation	1,524	1,885
(Gain) loss on asset disposals	196	120
Advance payment	544	314
Amortization of debt discount and debt issuance costs	1,884	475
Other	(512)	2,501
Changes in operating assets and liabilities:
Accounts receivable	5,415	(2,849)
Unbilled receivables	3,733	(1,113)
Inventory	875	(3,985)
Prepaid expenses and other	(317)	3,484
Accounts payable and accrued liabilities	(3,694)	(2,217)
Deferred revenue	6,772	(682)
Net cash used in operating activities	(10,910)	(40,581)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	3,000	18,931
Proceeds from long-term debt	500	25,000
Payment of debt issuance costs	-	(1,872)
Net cash provided by financing activities	3,500	42,059

INVESTING ACTIVITIES
Restricted cash	7,129	(5,580)
Proceeds from sale of assets	7	-
Acquisition of property, plant and equipment	(2,510)	(9,179)
Acquisition of intangible assets	(140)	(227)
Net cash provided by (used in) investing activities	4,486	(14,986)

Foreign currency translation adjustment on cash	1,544	830

Decrease in cash	(1,380)	(12,678)

Cash, beginning of year	6,382	19,060

Cash, end of year	$5,002	$6,382

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$772	$16
Income taxes	4	359

Noncash items during the year:
Payment-in-kind ("PIK") interest	$1,791	$665
Warrant repricing fair value adjustment	$1,401	-

Table Four
IMRIS INC.
Adjusted EBITDA
Expressed in U.S. $000's except share and per share data
and except as otherwise indicated

(Unaudited)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013

Net loss	$(6,846)	$(21,615)	$(30,166)	$(42,000)
Stock based compensation	319	437	1,524	1,885
Foreign exchange	842	557	2,232	1,208
Interest and other	1,358	992	4,577	1,223
Depreciation and amortization	665	630	2,836	3,486
(Gain) Loss on asset disposals	2	120	196	120
Income tax expense	374	112	242	144
Adjusted EBITDA	$(3,286)	$(18,767)	$(18,559)	$(33,934)

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Jeffery Bartels, Director - Finance, IMRIS Inc., Tel: 763-203-6328, Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 08:01e 04-MAR-15